UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 10-SB/12g/A
___________________

General Form for Registration of Securities of Small Business Issuers Under Section 12(g) of the Securities Exchange Act of 1934

PEREGRINE INDUSTRIES, INC.
(Exact Name of Registrant As Specified In Its Charter)

FLORIDA	65-0611007
(State of Incorporation)	(I.R.S. Employer Identification No.)

115 EAST 57TH STREET, SUITE 1118, NEW YORK, NY	10022
(Address of Principal Executive Offices)	(ZIP Code)

Registrant's Telephone Number, Including Area Code: (212) 688-5688

Securities to be Registered Under Section 12(b) of the Act:
None
(Title of Class)

Securities to be Registered Under Section 12(g) of the Act:
Common Stock, $0.0001
(Title of Class)

PART III
ITEM 1.	INDEX TO EXHIBITS	33

PART I

ITEM 1. DESCRIPTION OF BUSINESS Back to Table of Contents

Some of the statements contained in this registration statement on Form 10-SB/12g/A of Peregrine Industries, Inc. (hereinafter the "Company", "We" or the "Registrant") discuss future expectations, contain projections of our plan of operation or financial condition or state other forward-looking information. In this registration statement, forward-looking statements are generally identified by the words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results or plans to differ materially from those expressed or implied. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. A reader, whether investing in the Company's securities or not, should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement. Important factors that may cause actual results to differ from projections include, for example:

-	the success or failure of management's efforts to implement the Registrant's plan of operation;
-	the ability of the Registrant to fund its operating expenses;
-	the ability of the Registrant to compete with other companies that have a similar plan of operation;
-	the effect of changing economic conditions impacting our plan of operation;
-	the ability of the Registrant to meet the other risks as may be described in future filings with the SEC.

General Background of the Registrant

Peregrine Industries, Inc. was incorporated in Florida in 1995 for the purpose of designing and manufacturing heat pump pool heaters, residential air conditioners and parallel flow coils for the heating, ventilation and air conditioning industry (see description of former business operations of Registrant below under subheading "Former Business Operations of Registrant"). In June 2002, the Registrant and its subsidiaries filed a petition for Relief and Reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Florida (case no. 02-24188). In September 2002, the bankruptcy proceeding was converted to Chapter 7. As a result of the conversion to Chapter 7, the Registrant's assets were transferred to a United States Trustee on September 4, 2002 and the Registrant terminated its former business operations. During 2003, the Bankruptcy Trustee had disposed of substantially all of the assets of the Registrant and its subsidiaries. On February 12, 2004, the Trustee for Peregrine Industries, Inc. and Park Avenue Group, Inc. entered into a contract that was subject to Bankruptcy Court approval for the sale of Peregrine Industries, Inc. On March 15, 2004, the Bankruptcy Court granted an order approving the contract and finding that Park Avenue Group is a good faith purchaser within the meaning of 11 USC Section 363(m) of the Bankruptcy Code. On March 29, 2004, the U.S. Bankruptcy Court confirmed the order previously granted on March 15, 2004. As result of its bankruptcy, the Company failed to remain current and subsequently deregistered under the Exchange Act.

The Registrant has remained the same corporate entity throughout its bankruptcy proceedings under Chapter 11 and Chapter 7 and its emergence out of bankruptcy pursuant to the order of the US Bankruptcy Court. By filing under Chapter 7 of the US Bankruptcy Code, all of the Registrant’s assets and liabilities, including those of its subsidiaries, were transferred into the estate of the debtor which estate was administered by the trustee appointed by the US Bankruptcy Court. The Registrant’s corporate existence became part of the estate and was deemed by the US Bankruptcy Court to be an asset of the estate. On March 29, 2004, the US Bankruptcy Court confirmed an order granting the trustee’s motion to approve a contract for sale of the corporate entity, Peregrine Industries, Inc., free and clear of all liens, claims and interests of others. All former assets and liabilities of the Registrant and its subsidiaries, other than its continuing corporate existence, remained in the estate. The Registrant is in good standing under the laws of the State of Florida.

In connection with the order of the U.S. Bankruptcy Court dated March 15, 2004, the Court authorized that Park Avenue Group appoint a new board of directors and authorized the issuance of restricted shares to the new management of the Registrant. The issuance of restricted shares to the Registrant's new management effectively resulted in a change in control of the Registrant. The shareholders of the Registrant prior to the bankruptcy proceedings remained shareholders of the Registrant subsequent to the emergence of the Registrant from bankruptcy.The Court order further provided that Registrant emerged from bankruptcy free and clear of liens, claims and interests. The court order authorized (i) that the existing officers and directors were deemed removed from office; (ii) the appointment of new members to the Registrant's board of directors; (iii) the amendment of Registrant's Article of Incorporation to increase the number of authorized shares to 100,000,000 shares; (iv) the issuance up to 30,000,000 shares of common stock, par value $0.0001, to the new management of the Registrant, which management was appointed by the newly-constituted board of directors; (v) the authority of the board of directors to implement a reverse split of the issued and outstanding shares in a ratio to be determined by the board of directors; (vi) the cancellation and extinguishment of all common share conversion rights of any kind, including without limitation, warrants, options, convertible bonds, other convertible debt instruments and convertible preferred stock; and (vii) the cancellation and extinguishment of all preferred shares of every series and accompanying conversion rights of any kind.

As a result of the Bankruptcy Court order, Park Avenue Group appointed Thomas J. Craft, Jr., Ivo Heiden and Richard Rubin to the board of directors of the Registrant. Messrs. Craft, Heiden and Rubin are the sole officers, directors and shareholders of Park Avenue Group.

Filing History of the Registrant

On October 1, 1999, the Registrant filed a registration statement on Form 10-SB registering its common stock under the Exchange Act. The Registrant filed its annual report on Form 10-KSB for its fiscal year ended September 30, 1999 and three quarterly reports on Form 10-QSB during 2000. The Registrant did not file its annual report for its fiscal year ended September 30, 2000, which was due not later than January 15, 2001 nor did the Registrant file any reports under the Exchange Act prior to the Registrant filing a petition for relief and reorganization under Chapter 11 of the U.S. Bankruptcy Code in June 2002. The failure to file reports under the Exchange Act for the period commencing July 1, 2000, pre-dated the filing under Chapter 11 of the Bankruptcy Code in June 2002. The Registrant recommenced filing under the Exchange Act when it filed a Form 8-K on July 7, 2004 disclosing a change in control, the bankruptcy proceeding, the change in certifying accountant and the resignation of former directors. On July 23, 2004, the Registrant filed its annual reports for the years ended September 30, 2003 and June 30, 2004. The Registrant did not file any quarterly or annual reports under the Exchange Act from July 21, 2000 until the filing of its annual reports on July 23, 2004, and was delinquent in its filing obligations. By filing its annual report for the year 2003 and 2004, it was the intention of the Registrant's new management  to seek to have the Registrant become current in its reporting obligations under the Exchange Act. The Registrant requested that the Commission consider it current in its filing obligations by filing annual reports for its most recent two fiscal years. The basis for this request was that the Commission may, when consistent with the protection of investors, permit the omission of one or more financial statements required to be filed pursuant to Regulation S-X. The Commission's staff took the position that it would not waive the reporting obligations. On September 14, 2004, the Registrant filed a Form 15 to terminate its registration under the Exchange Act, after determining that it met the requirements of Rule 12(g)-4. The termination of registration of the Registrant's securities under the Exchange Act took effect 90 days following the date of the filing of the Form 15. At the date of filing its termination from registration under the Exchange Act, the Registrant was not current in its filing obligations.

New Business Objectives of the Company

As a result of the Chapter 7 proceeding, the Registrant has no present operations. Management determined to direct its efforts and limited resources to pursue potential new business opportunities. The Registrant does not intend to limit itself to a particular industry and has not established any particular criteria upon which it shall consider and proceed with a business opportunity.

The Registrant's common stock has been subject to quotation on the pink sheets. There is currently no active trading market in the Registrant's shares nor do we believe that any active trading market has existed for the last 2 years. There can be no assurance that there will be an active trading market for our securities following the effective date of this registration statement. In the event that an active trading market commences, there can be no assurance as to the market price of our shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

Management would have substantial flexibility in identifying and selecting a prospective new business opportunity. Registrant would not be obligated nor does management intend to seek pre-approval by our shareholders.

The Registrant is dependent on the judgment of its management in connection with this process. In evaluating a prospective business opportunity, we would consider, among other factors, the following: (i) costs associated with pursuing a new business opportunity; (ii) growth potential of the new business opportunity; (iii) experiences, skills and availability of additional personnel necessary to pursue a potential new business opportunity; (iv) necessary capital requirements; (v) the competitive position of the new business opportunity; (vi) stage of business development; (vii) the market acceptance of the potential products and services; (viii) proprietary features and degree of intellectual property; and (ix) the regulatory environment that may be applicable to any prospective business opportunity.

The foregoing criteria are not intended to be exhaustive and there may be other criteria that management may deem relevant. In connection with an evaluation of a prospective or potential business opportunity, management may be expected to conduct a due diligence review.

The time and costs required to pursue new business opportunities, which includes negotiating and documenting relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws, can not be ascertained with any degree of certainty.

Management intends to devote such time as it deems necessary to carry out the Registrant's affairs. The exact length of time required for the pursuit of any new potential business opportunities is uncertain. No assurance can be made that we will be successful in our efforts. We cannot project the amount of time that our management will actually devote to the Registrant's plan of operation.

The Registrant intends to conduct its activities so as to avoid being classified as an "Investment Company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of the Investment Company Act of 1940 and the regulations promulgated thereunder.

Registrant is a Blank Check Company

At present, the Registrant is a development stage company with no revenues and has no specific business plan or purpose. The Registrant's business plan is to seek new business opportunities or to engage in a merger or acquisition with an unidentified company. As a result, the Registrant is a blank check company and any offerings of the Registrant's securities need to comply with Rule 419 under the Act. The Registrant's common stock is a "penny stock," as defined in Rule 3a51-1 under the Exchange Act. The penny stock rules require a broker-dealer, prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the common stock of the Registrant is subject to the penny stock rules, it may be more difficult to sell the Registrant's common stock.

Selection and Structuring of a New Business Opportunity

New management owns 15,000,000 shares or 51.25% of the total issued and outstanding shares of the Registrant. As a result, management will have substantial flexibility in identifying and selecting a prospective new business opportunity. The Registrant will be dependent on the judgment of its management in connection with the selection of a new business opportunity. In evaluating a prospective business opportunity, we would consider, among other factors, the following: (i) costs associated with pursuing a new business opportunity; (ii) growth potential of the potential new business opportunity; (iii) experiences, skills and availability of additional personnel necessary to pursue a potential new business opportunity; (iv) necessary capital requirements; (v) the competitive position of the new business opportunity; (vi) stage of business development; (vii) the market acceptance of the potential products and services; (viii) proprietary features and degree of intellectual property; and (ix) the regulatory environment that may be applicable to any prospective business opportunity.

The foregoing criteria are not intended to be exhaustive and there may be other criteria that management may deemed relevant. In connection with an evaluation of a potential business opportunity, management may be expected to conduct a due diligence review and may seek assistance of independent third parties.

The time and costs required to select and evaluate a potential new business opportunity, including conducting a due diligence review, and to structure a plan to pursue a potential new business opportunity cannot presently be ascertained. Management will devote such time as it deems reasonably necessary to carry out plans for potential new business opportunities. As a result, the time devoted to the Registrant's business may vary depending upon whether we have identified a business opportunity.

We anticipate that various prospective new business opportunities will be brought to our attention from various sources in the finance and investment community.

Conflicts of Interest

Our management is not required to commit their full time to our affairs. As a result, pursuing new business opportunities may require a greater period of time than if they would devote their full time to our affairs. Management is not precluded from serving as officers or directors of any other entity that is engaged in business activities similar to those of the Registrant. Management has not identified and is not currently negotiating a new business opportunity for us. In the future, management may become associated or affiliated with entities engaged in business activities similar to those we intend to conduct. In such event, management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. In general, officers and directors of a Florida corporation are required to present certain business opportunities to such corporation. In the event that our management has multiple business affiliations, they may have similar legal obligations to present certain business opportunities to multiple entities. In the event that a conflict of interest shall arise, management will consider factors such as reporting status, availability of audited financial statements, current capitalization and the laws of jurisdictions. If several business opportunities or operating entities approach management with respect to a business combination, management will consider the foregoing factors as well as the preferences of the management of the operating company. However, management will act in what they believe will be in the best interests of the shareholders of the Registrant and other respective public companies. The Registrant shall not enter into a transaction with a target business that is affiliated with management.

Business Experience of Management

Our present management, Messrs. Thomas J. Craft, Jr., Richard Rubin and Ivo Heiden, serve as our officers and directors. During the past five years, management has had experience in negotiating transactions involving several different private operating companies. In connection with or upon completion of such transactions, Messrs. Thomas J. Craft, Jr., Richard Rubin and Ivo Heiden resigned their management positions. The following table sets forth business transactions management was involved during the last five years.

Company	Type and Date of Transaction	Subsequent Involvement
PlanetLink Communications, Inc.	Merger in August 2001 between Fifth Avenue Acquisition I Corp., which was a reporting non-operating and PlanetLink Communications, Inc., an operating company. PlanetLink Communications, Inc. became the successor reporting company and is subject to quotation on the OTCBB. Fifth Avenue Acquisition I Corp. issued 8,791,911 shares to the shareholders of PlanetLink with PlanetLink shareholders owning approx. 95% of the outstanding shares of the successor company.	Messrs. Craft, Heiden and Rubin, President, Vice President and Secretary, respectively, and sole directors of Fifth Avenue, resigned as officers and directors following the merger with PlanetLink.

Nettel Holdings Inc.	Merger in May 2003 between Bio Standard Corporation, a reporting non-operating public company and Nettel Holdings, Inc., an operating company. Nettel became the successor reporting company and is subject to quotation on the OTCBB. Bio Standard issued 10,750,000 shares to the shareholders of Nettel with Nettel shareholders owning approx. 90% of the outstanding shares of the successor company.	Mr. Craft, President, CFO and director and Rubin, Secretary and Director resigned following the merger with Nettel.

Lexor Holdings Inc.	Merger in September 2003 between Western-Silver Lead Corp., a reporting non-operating public company and Lexor Holdings Inc., an operating company. Lexor became the successor reporting company and is subject to quotation on the OTCBB. Western-Silver Lead issued 10,867,000 to the shareholders of Lexor with Lexor shareholders owning approx. 72.5% of the outstanding shares of the successor reporting company.	Messrs. Craft, Rubin and Heiden resigned as directors following the merger with Lexor.

Former Business Operations of the Registrant

From inception in 1995 until 2002, Peregrine Industries, Inc., designed and manufactured heat pump pool heaters, residential air conditioners and parallel flow coils for the heating, ventilation and air conditioning industry.

The Company was formed under the laws of the State of Florida in October 1995 and its Canadian operations were conducted through its subsidiary, Thermopompe Peregrine Heat Pump ("Peregrine Canada"), a Quebec corporation. In June 1998, the Peregrine formed a wholly-owned subsidiary, Peregrine Global, Inc. ("Peregrine Global"), a Virgin Islands corporation. Peregrine Global, a sales corporation, was formed to take advantage of more favorable income tax rates on profits generated from export sales. In September 1998, Peregrine formed Alcool, Inc. ("Alcool"), an Alabama corporation and a wholly-owned subsidiary of the Company. Alcool was formed to manufacture Peregrine's parallel flow coils. When used in connection with the former business operation of the Registrant, the "Company" shall include Peregrine Industries, Inc. and its subsidiaries Peregrine Canada, Alcool and Peregrine Global. The Company's former executive offices were located at 746 South Military Trail, Deerfield Beach, Florida 33442.

The Registrant's Former Products

Pool Heaters: The Company was a designer and manufacturer of a complete line of performance heat pump pool heaters whose standard features included micro-processor digital controls, a dual thermostat and automatic pool pump management. The Company distributed these products under private labels of certain of its wholesale customers, as well as under the Company's brand name Smartemp™.

The Company was also the designer and manufacturer of the Smartemp Plus™, an all-in-one, complete environmental control system. This single unit heat pump functioned as a residential air conditioner, hot water heater and swimming pool heater. Smartemp Plus™ used a micro-processor to manage the operation and energy use of the air conditioner, pool heater and water heater, as well as the pool filtration system. The unit components were also programmed to function independently providing year round usage in a variety of climates.

Both the Smartemp™ and Smartemp Plus™ units had been certified by Applied Research Laboratories, a nationally recognized independent testing facility, and met the seasonal energy efficiency requirements (SEER) of the National Appliance Energy Conservation Act of 1987.

Residential Air Conditioners: The Company was the designer and manufacturer of two residential central air conditioning systems, the Seaire™ and the MicroCool. The design of pool heaters and air conditioners was similar in that both used the common technology of heat transfer through evaporating and condensing coils. The Company began research and development activities on air conditioning products in early 1998 as a result of product inquiries from its customers seeking a low cost, high efficiency air conditioner. The Company introduced its residential central air conditioning systems in May 1999. Former management of the Company at that time believed that the Seaire™ was more compact than other models on the market as a result of the incorporation of the Company's parallel flow coil. It was former management's opinion, that the Seaire™ was more efficient than any other central air conditioning system that was on the market at that time.

Parallel Flow Coil: The Company designed and manufactured a propriety parallel flow coil which was incorporated into the Company's products. The architecture of that new coil allowed more primary surface contact with the air while the secondary surface, with shorter metallurgically bonded fins, allowed for an even and flat temperature gradient across the coil compared with round tube and fin coils. The even and flat temperature gradient allowed for a substantial increase (up to 30% to 40%) in latent heat removal and an increase in evaporating temperature to as high as 50 degrees.

Manufacturing and Distribution

The Company manufactured its pool heaters, environmental control systems and residential air conditioners at its Deerfield Beach, Florida location, and its parallel flow coil at its Montgomery, Alabama location. The Company's manufacturing process relied on the purchase of certain components from a variety of third party suppliers and in-house fabrication of the balance of the components used in the manufacture of the Company's products. Other than the micro-processors which were incorporated into the Company's products, the Company used third-party suppliers for multiple sources. The Company was reliant on Viconics, Inc., a single third-party source, for the micro-processors which were contained in the Smartemp™ and Smartemp Plus™ products.

The Company's products were distributed on a wholesale basis. Wholesale prices for the Company's pool heaters ranged between approximately $1,305 to approximately $2,370, and wholesale prices for its residential central air conditioning systems ranged from approximately $670 to approximately $1,450. The Company averaged approximately 30% gross profit on its products. The Company had two customers which had accounted for a significant portion of its sales.

Former management of the Company had continued its efforts in fiscal 1998 to broaden its revenue base so as to minimize the Company's dependence upon its two principal customers. These efforts included expanding the number of distributors for the Company's products. The Company's targets for its expansion efforts included companies with nationwide distribution channels and after September 1999 the Company established relationships with three distributors, each of which had either nationwide or regional distribution channels. None of the relationships with distributors had a contractual requirement to purchase any products from the Company.

The Company's former management anticipated that it would begin marketing and selling its coils to other manufacturers in the heating, ventilation and air conditioning industry during fiscal 2000 . Former management was not successful in its efforts.

Government Regulation

The Company was subject to regulations promulgated under the National Appliance Energy Conservation Act of 1987, as amended, and various state regulations concerning the energy efficiency of its products. All of the Company's products complied with the National Appliance Energy Conservation Act of 1987.

Environmental laws that could have affected the Company's operations included, among others, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, and regulations promulgated under these acts, and various other Federal, state and local laws and regulations governing environmental matters. The Company believed that it was in compliance with environmental laws and regulations.

Competition

The markets in which the Company did business were extremely competitive and were dominated by companies with established brand recognition and who had a longer history of operations and were better capitalized than the Company. In particular, the Company competed against a variety of swimming pool heat pump manufacturers and against numerous manufacturers of residential central air conditioning systems including, but not limited to, York, Rheem, Carrier and Lennox. Management believed the Company held a competitive advantage based upon the superior operating results of its products and the incorporation of the Company's parallel flow coil into its products. The Company's could not successfully compete with its larger competitors.

Research and Development

The Company conducted research and development for the purpose of reducing manufacturing costs and increasing product efficiency, as well as to develop new products for the heating, ventilation and air conditioning markets.

Intellectual Property Rights

The Company held a United States patent (patent number 5,802,864) on the heat exchanger and heat transfer system which are the basis for the Smartemp™ and Smartemp™ Plus products, which patent was issued on September 8, 1998. The Company also  made application to the United States Patent and Trademark Office for a trademarks on the names "Smartemp", "Smartemp Plus" and "Seaire" and for a patent on the parallel flow coil for use in the heating, ventilation and air conditioning industry.  In connection with the Registrant's bankruptcy, all intellectual property rights that existed were transferred into the bankruptcy estate.

RISK FACTORS

FORWARD-LOOKING STATEMENTS
This amended registration statement on Form 10-SB contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the market in which we operate, our beliefs and our management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict or assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements.

DEPENDENCE ON KEY PERSONNEL
The Registrant is dependent upon the continued services of its officers and directors. To the extent that their services become unavailable, the Registrant will be required to obtain other qualified personnel and there can be no assurance that it will be able to recruit and hire qualified persons upon acceptable terms.

LIMITED RESOURCES; NO PRESENT SOURCE OF REVENUES.
At present, we have limited business operations and our business activities are limited to seeking potential business opportunities. Due to our limited financial and personnel resources, there is only a limited basis upon which to evaluate our prospects for achieving our intended business objectives. We have only limited resources and have no operating income, revenues or cash flow from operations. Our management is providing us with limited funding, on an as needed basis, necessary for us to continue our corporate existence and our business objective to seek new business opportunities, as well as funding the costs, including professional accounting fees, of registering its securities under the Exchange Act and continuing to be a reporting company under the Exchange Act. We have no written agreement with our management to provide any interim financing for any period. In addition, we will not generate any revenues unless and until we enter into a new business, of which there can be no assurance.

BROAD DISCRETION OF MANAGEMENT
Any person who invests in our securities will do so without an opportunity to evaluate the specific merits or risks of any potential new prospective business in which we may engage. As a result, investors will be entirely dependent on the broad discretion and judgment of management in connection with the selection of a prospective business. There can be no assurance that determinations made by our management will permit us to achieve our business objectives.

ABSENCE OF SUBSTANTIVE DISCLOSURE RELATING TO PROSPECTIVE BUSINESS
As of the date of this registration statement, we have not yet identified any prospective business or industry in which we may seek to become involved and at present we  have no information concerning any prospective business. There can be no assurance that any prospective business opportunity will benefit shareholders or prove to be more favorable to shareholders than any other investment that may be made by shareholders and investors.

THERE IS NO ACTIVE MARKET FOR OUR COMMON STOCK AND NONE MAY DEVELOP OR BE SUSTAINED
There is currently no active trading market in our shares. There can be no assurance that there will be an active trading market for our securities following commencement of a new business. In the event that an active trading market commences, there can be no assurance as to the market price of our shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

UNSPECIFIED INDUSTRY FOR NEW PROSPECTIVE BUSINESS OPPORTUNITIES; UNASCERTAINABLE RISKS
There is no basis for shareholders to evaluate the possible merits or risks of potential new business opportunities or the particular industry in which we may ultimately operate. To the extent that we effect a business combination with a financially unstable entity or an entity that is in its early stage of development or growth, including entities without established records of revenues or income, we will become subject to numerous risks inherent in the business and operations of that financially unstable company. In addition, to the extent that we effect a business combination with an entity in an industry characterized by a high degree of risk, we will become subject to the currently unascertainable risks of that industry. An high level of risk frequently characterizes certain industries that experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular new prospective business or industry, there can be no assurance that we will properly ascertain or assess all such risks or that subsequent events may not alter the risks that we perceive at the time of the consummation of any new business opportunity.

CONFLICTS OF INTEREST
Our management is not required to commit their full time to our affairs. There may be a conflict of interest in allocating their time in the event that management engages in similar business efforts for other entities. Our management will devote such time, in their sole discretion, to conduct our business, including the evaluation of potential new business opportunities. As a result, the amount of time devoted to our business and affairs may vary significantly depending upon whether we have identified a new prospective business opportunity or are engaged in active negotiations related to a new business. In the event that a conflict of interest shall arise, management will consider factors such as reporting status, availability of audited financial statements, current capitalization and the laws of jurisdictions. If several business opportunities or operating entities approach management with respect to a business combination, management will consider the foregoing factors as well as the preferences of the management of the operating company. However, management will act in what they believe will be in the best interests of the shareholders of the Registrant and other respective public companies. The Registrant shall not enter into a transaction with a target business that is affiliated with management.

COMPETITION
We expect to encounter intense competition from other entities seeking to pursue new business opportunities. Many of these entities are well-established and have extensive experience in identifying new prospective business opportunities. Many of these competitors possess greater financial, technical, human and other resources than we do and there can be no assurance that we will have the ability to compete successfully. Based upon our limited financial and personnel resources, we may lack the resources as compared to those of many of our potential competitors.

ADDITIONAL FINANCING REQUIREMENTS
We have no revenues and are dependent upon the willingness of management to fund the costs associated with the reporting obligations under the Exchange Act, and other administrative costs associated with our corporate existence. As of the date of this filing, the Registrant has paid approximately $7,500 for general and administrative expenses, including accounting fees, reinstatement fees, and other professional fees related to the preparation and filing of this registration statement under the Exchange Act. We may not generate any revenues unless and until the commencement of new business operations. We believe that we will have sufficient funds available to pay accounting and professional fees and other expenses to fulfill our reporting obligations under the Exchange Act until we commence business operations. In the event that our available funds from our affiliates prove to be insufficient, we will be required to seek additional financing. Our failure to secure additional financing could have a material adverse affect on our ability to pay the accounting and other fees in order to continue to fulfill our reporting obligations and pursue our business plan. We do not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that any such arrangement would be available on terms acceptable and in our best interests. We do not have any written agreement with our affiliates to provide funds for our operating expenses.

STATE BLUE SKY REGISTRATION; POTENTIAL LIMITATIONS ON RESALE OF THE SECURITIES
The holders of our shares of common stock and those persons who desire to purchase them in any trading market that might develop, should be aware that there may be state blue-sky law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Registrant's securities to be a limited one.

It is the present intention of the Registrant's management after the commencement of new business operations to seek coverage and publication of information regarding the Registrant in an accepted publication manual which permits a manual exemption. The manual exemption permits a security to be distributed in a particular state without being registered if the Registrant issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuer's officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

DIVIDENDS UNLIKELY
We do not expect to pay dividends for the foreseeable future because we have no revenues. The payment of dividends will be contingent upon our future revenues and earnings, if any, capital requirements and overall financial condition. The payment of any future dividends will be within the discretion of our board of directors. It is our expectation that after the commencement of new business operations that future management will determine to retain any earnings for use in business operations and accordingly, we do not anticipate declaring any dividends in the foreseeable future.

POSSIBLE ISSUANCE OF ADDITIONAL SECURITIES
Our Articles of Incorporation, as amended, authorize the issuance of 100,000,000 shares of common stock, par value $0.0001. As of March 31, 2005 and the date of this amendment to our registration statement, we have 29,270,000 shares issued and outstanding. We may be expected to issue additional shares in connection with our pursuit of new business opportunities and new business operations. To the extent that additional shares of common stock are issued, our shareholders would experience dilution of their respective ownership interests. If we issue shares of common stock in connection with our intent to pursue new business opportunities, a change in control of the Registrant may be expected to occur. The issuance of additional shares of common stock may adversely affect the market price of our common stock, in the event that an active trading market commences.

COMPLIANCE WITH PENNY STOCK RULES
Our securities will be considered a "penny stock" as defined in the Exchange Act and the rules thereunder, unless the price of our shares of common stock is at least $5.00. We expect that our share price will be less than $5.00. Unless our common stock is otherwise excluded from the definition of "penny stock", the penny stock rules apply. The penny stock rules require a broker-dealer, prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the common stock is subject to the penny stock rules, it may become more difficult to sell such securities. Such requirements could limit the level of trading activity for our common stock and could make it more difficult for investors to sell our common stock.

GENERAL ECONOMIC RISKS
The Registrant's current and future business plans are dependent, in large part, on the state of the general economy. Adverse changes in economic conditions may may adversely affect our plan of operation.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION Back to Table of Contents

The following discussion contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use of words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide forward-looking statements in other materials we release to the public.

Overview
Our current activities are related to seeking a new business opportunities. We will use our limited personnel and financial resources in connection with such activities. It may be expected that pursuing a new business opportunity will involve the issuance of restricted shares of common stock. At December 31, 2004, we had no cash assets. At December 31, 2004, the Company had current liabilities of $1,423.

Liquidity and Capital Resources

During the fiscal period ended June 30, 2004, we received $7,500 through the sale of restricted shares to our management. While we are dependent upon interim funding provided by management to pay professional fees and expenses, we have no written finance agreement with management to provide any continued funding. Through the date of this filing, management provided funding of approx. $7,500 which funds were used for general administrative expenses and accounting fees.

On March 30, 2004, Thomas J. Craft, Ivo Heiden and Richard Rubin each subscribed to purchase 5,000,000 restricted shares for a total of $7,500. Such funds were used to enable the Registrant to pay for expenses, including accounting fees. The total issued and outstanding shares following the issuance of 15,000,000 restricted shares to the new management of the Registrant is 29,270,000 shares. As part of our intent to seek new business opportunities, we may determine to seek to raise funds from the sale of equity or debt securities.We have no agreements to issue any debt or equity securities and cannot predict whether equity or debt financing will become available at terms acceptable to us, if at all.

We anticipate that in connection with the commencement of a new business opportunity or consummation of a business combination, we will issue a substantial number of additional restricted shares or other securities. If such additional securities are issued, our shareholders will experience a dilution in their ownership interest in the Company. If a substantial number of shares are issued in connection with a business combination, a change in control may be expected to occur.

There are no limitations in our articles of incorporation on our ability to borrow funds or raise funds through the issuance of restricted common stock to pursue new business opportunities. Our limited resources and lack of operating history may make it difficult to do borrow funds or raise capital. Our inability to borrow funds or raise funds through the issuance of restricted common stock required to facilitate new business opportunities may have a material adverse effect on our financial condition and future prospects. To the extent that debt financing ultimately proves to be available, any borrowing will subject us to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest.

ITEM 3. DESCRIPTION OF PROPERTY Back to Table of Contents

The Registrant's corporate office is located at the offices of Park Avenue Group, Inc., 115 East 57th Street, 11th Floor, New York, NY 10022, which space is  provided to us on a rent-free basis. These facilities consist of approximately 300 square feet of executive office space and are leased by Park Avenue Group, Inc. from an unaffiliated third party. The Registrant believes that the office facilities are sufficient for the foreseeable future and this arrangement will remain until we find a new business opportunity.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT Back to Table of Contents

The table below discloses any person (including any "group") who is known to the Registrant to be the beneficial owner of more than five (5%) percent of the Registrant's voting securities and the beneficial ownership of Registrant's directors and executive officers. As of March 31, 2005, the Registrant had 29,270,000 shares of common stock issued.

Title of Class	Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class
Common Stock	Thomas J. Craft, Jr. 11000 Prosperity Farms Road, Palm Beach Gardens, FL 33410	5,000,000 shares	17.08%
Common Stock	Richard Rubin 115 East 57th Street, 11th Fl., New York, NY 10022	5,000,000 shares	17.08%
Common Stock	Ivo Heiden 115 East 57th Street, 11th Fl., New York, NY 10022	5,000,000 shares	17.08%
Common Stock	Richard Szelewicki 22384 Siesta Key Drive, Boca Raton, FL 33428	1,912,500 shares	6.53%
Common Stock	Merrill and Debra Yarbrough, JTTEN 2905 Via Napoli, Deerfield Beach, FL 33442 (1)	8,731,667 shares	29.83%
Common Stock	All officers and directors as a group (3 people)	15,000,000 shares	51.25%
(1) Includes 61,667 shares owned of record and beneficially by Mr. Yarbrough individually.

To the knowledge of the Registrant, there are no arrangements which may result in a change in control of the Registrant.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Back to Table of Contents

Our directors are elected to serve until the next annual meeting of shareholders and until their respective successors will have been elected and will have qualified. The following table sets forth the name, age and position held with respect to our present directors and executive officers:

Name	Age	Title	Executive Officer Since
Richard Rubin	62	Chief Executive Officer, Secretary and Chairman of the Board	03/2004
Thomas J. Craft, Jr.	40	President and Director	03/2004
Ivo Heiden	38	Chief Financial Officer, Vice President and Director	03/2004

Officers are not elected for a fixed term of office but hold office until their successors have been elected.

Richard Rubin, 62, has been secretary and chairman of the Registrant since March 30, 2004. On April 8, 2005, Mr. Rubin was appointed Chief Executive Officer of the Registrant. Mr. Rubin worked for the SEC from 1970 to 1976, worked at various New York law firms thereafter until 1995. Since May 1995, Mr. Rubin has been engaged in the business of providing corporate securities consulting services to public companies, including the preparation of registration statements and reports. From October 2000 until February 2002, Mr. Rubin served as an officer and director of Fifth Avenue Acquisition I Corp., and resigned in connection with the closing of the business combination with PlanetLink Communications, Inc. In February 2002, Mr. Rubin also became an secretary and a director of Bio Standard Corporation, a reporting company and resigned as secretary and director in May 2003 in connection with the business combination with Nettel Holdings. Mr. Rubin served as a director of Western-Silver-Lead Corporation, a reporting company from August 2002 to September 2003, and resigned in connection with a business combination with Lexor Holdings. Mr. Rubin graduated from the Columbia University School of Law in 1967.

Thomas J. Craft, Jr., 40, has been president and a director of the Registrant since March 30, 2004. Mr. Craft is an attorney practicing law under the laws of the State of Florida, specializing in corporate securities law, with an office in Palm Beach, FL. From May 1996 through October 2001, Mr. Craft served as the secretary and a director of GlobeTel Communications, Inc., a public company with headquarters in Miami, FL.  From October 2000 until February 2002 Mr. Craft served as president and a director of Fifth Avenue Acquisition I Corp., which was a reporting company, and resigned in In February 2002 in connection with closing of the business combination with PlanetLink Communications, Inc.  Mr. Craft became president and a director of Bio Standard Corporation, a reporting company, in February 2002 and resigned in connection with a business combination with Nettel Holdings in March 2003. In November 2002, Mr. Craft became a director of American International Industries, Inc., a reporting company.  Mr. Craft served as a director of Western-Silver-Lead Corporation, a reporting company, from August 2002 to September 2003, and resigned in connection with a business combination with Lexor Holdings.

Ivo Heiden, 38, has been vice president and a director of the Registrant since March 30. 2004. On April 8, 2005, Mr. Heiden was appointed Chief Financial Officer of the Registrant. Since April 2000  Mr. Heiden has been engaged in the business of providing corporate securities consulting services to public companies, including the preparation of registration statements and reports. From October 2000 until February 2002, Mr. Heiden served as an vice president and director of Fifth Avenue Acquisition I Corp., and resigned in connection with the closing of the business combination with PlanetLink Communications, Inc. Mr. Heiden served also as a director of Western-Silver-Lead Corporation, a reporting company from August 2002 to September 2003, and resigned in connection with a business combination with Lexor Holdings. Mr. Heiden graduated with an advanced degree in finance and engineering from the University of Berlin, Germany.

Our executive officers, Messrs. Rubin, Craft and Heiden, are the sole officers, directors and shareholders of Park Avenue Group, Inc.

Messrs. Rubin, Craft and Heiden were executive officers and directors of Fifth Avenue Acquisition I Corp., a blank check company, that filed a registration statement on Form 10-SB/12g on October 12, 2000 (File #0-31763). Fifth Avenue I entered into a business combination with PlanetLink Communications, Inc., which became the successor reporting company. PlanetLink Communications, Inc. is a current, reporting company under the Exchange Act and is engaged in the business of developing satellite based tracking products.

ITEM 6. EXECUTIVE COMPENSATION Back to Table of Contents

No executive compensation was paid during the fiscal period ended June 30, 2004 and September 30, 2003 by the Registrant. The Registrant has no employment agreement with any of its officers and directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS Back to Table of Contents

During the last two years, to the knowledge of the Company, there was no person who had or has a direct or indirect material interest in any transaction or proposed transaction to which the Company was or is a party. Transactions in this context relate to any transaction which exceeds $60,000.

ITEM 8. DESCRIPTION OF SECURITIES Back to Table of Contents

The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of our Articles of Incorporation and by-laws, copies of which are filed herewith.

Common Stock
Our Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, par value $0.0001. Our holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from legally available funds. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends
Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in our business operations and accordingly, the board of directors does not anticipate declaring any dividends prior to a business combination transaction, nor can there be any assurance that any dividends will be paid following any business combination.

Undesignated Preferred Stock
Our Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock, par value $0.0001, and vest in the Company's board of directors the authority to establish series of unissued preferred shares by the designations, preferences, limitations and relative rights, including voting rights, of the preferred shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could have been fully stated in the Articles of Incorporation, and in order to establish a series, the board of directors shall adopt a resolution setting forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof or so much thereof as shall not be fixed and determined by the Articles of Incorporation.

The board of directors may authorize the issuance of preferred shares without further action by our shareholders and any preferred shares would have priority over the common stock with respect to dividend or liquidation rights. Any issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company and may contain voting and other rights superior to common stock. As a result, the issuance of preferred shares may adversely affect the relative rights of the holders of common stock. At present, the Company has no intention to issue any preferred shares nor adopt any series, preferences or other classification of its preferred shares.

Transfer Agent
The transfer agent for the Company's shares of common  stock is Florida Atlantic Stock Transfer, Inc., 7130 Knob Hill Road, Tamarac, FL 33321.

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS Back to Table of Contents

(a) Market Price Information
The Registrant's common stock is subject to quotation on the pink sheets under the symbol HVAC. To the best knowledge of the Registrant, there has been no active trading activity for approximately the past two years. The following table shows the high and low bid prices for the Registrant's common stock during the last two fiscal years and the interim period ended March 31, 2005 as reported by the National Quotation Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions.

	High	Low
Quarter ended March 31, 2005	$0.00	$0.00
Quarter ended December 31, 2004	0.00	0.00
Quarter ended September 30, 2004	0.00	0.00

Fiscal Period Ended June 30, 2004
Quarter ended June 30, 2004	$0.00	$0.00
Quarter ended March 31, 2004	0.00	0.00
Quarter ended December 31, 2003	0.00	0.00

Fiscal Period Ended September 30, 2003
Quarter ended September 30, 2003	$0.00	$0.00
Quarter ended June 30, 2003	0.00	0.00
Quarter ended March 31, 2003	0.00	0.00
Quarter ended December 31, 2002	0.03	0.03

(b) Approximate Number of Holders of Common Stock
On March 31, 2005, there were approximately 176 shareholders of our common stock.

(c) Dividends
We currently do not pay cash dividends on our common stock and have no plans to pay any cash dividends on our common stock for the foreseeable future.

(d) Sale of Unregistered Securities
On March 30, 2004, Thomas J. Craft, Jr., Ivo Heiden and Richard Rubin each subscribed to purchase 5,000,000 restricted shares of common stock for $2,500. The Registrant believes that the issuance and sale of the restricted shares was exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The recipients in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions.

(e) Equity Compensation Plans
We have no equity compensation plans.

At the time of filing of this amended registration statement on Form 10-SB/12g/A, there is no common stock that is subject to outstanding options or warrants to purchase common equity of the Company.

It is the position of the Securities and Exchange Commission, in a No Action Letter to OTC Compliance at the NASD, dated January 21, 2000, that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Act. Promoters and affiliates of a blank check company will be considered underwriters under the Securities Act when reselling the securities of a blank check company. At present, the Registrant is a development stage company with no revenues and has no specific business plan or purpose. The Registrant's business plan is to seek new business opportunities or to engage in a merger or acquisition with an unidentified company. As a result, the Registrant is a blank check company.

ITEM 2. LEGAL PROCEEDINGS Back to Table of Contents

The Registrant's officers and directors are not aware of any threatened or pending litigation to which the Registrant is a party or which any of its property is the subject and which would have any material, adverse effect on the Registrant. The Registrant, prior to its bankruptcy proceeding, was subject to several claims. As a result of the order of the U.S. Bankruptcy Court dated March 29, 2004 pursuant to Section 363(f) of the Bankruptcy Code, the Registrant is free of all liens, claims and interests of others.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE Back to Table of Contents

The Registrant changed its certifying accountants on May 6, 2004 in connection with its bankruptcy proceeding. Prior to the Registrant's petition for Relief and Reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Florida filed on June 4, 2002, which proceeding was converted to Chapter 7 on September 4, 2002, PricewaterhouseCoopers LLP ceased to provide independent audit services to the Registrant, effectively resigning as the Registrant's independent accountants because of non-payment.

(a)(1) Previous Independent Accountant

(i) The Registrant reports a change in certifying accountants, which involved the effective resignation of PricewaterhouseCoopers LLP which took place in about 2001.
(ii) The audit report of PricewaterhouseCoopers LLP dated December 21, 1999 on the financial statements of the Registrant included in the Registrant's annual reports on Form 10-KSB for the years ended September 30, 1999 and 1998, filed on January 13, 2000, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.
(iii) The decision of PricewaterhouseCoopers LLP to effectively resign, the Registrant believes, was based upon Registrant's non-payment and preceded the Registrant filing for Chapter 11 in June 2002. During the Chapter 11 proceeding from June to September 2002 and following the conversion of the proceeding to Chapter 7, PricewaterhouseCoopers LLP did not provide any services to the Registrant or the Chapter 7 Trustee.
(iv) During the audit of the Registrant's financial statements for the fiscal years ended September 30, 1999 and 1998 through the date of the effective resignation of PricewaterhouseCoopers LLP, the Registrant's former accountant did not have any disagreements with the Registrant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure and there were no "reportable events" with PricewaterhouseCoopers LLP, as described in Items 304(a)(1)(iv) and (v) of Regulation S-K, respectively.
(v) The Registrant's new accountant, Michael F. Cronin, CPA, has telephonically contacted Registrant's former independent accountant, PricewaterhouseCoopers LLP, on more than one occasion since his engagement to request a letter stating whether PricewaterhouseCoopers LLP agrees with the above statements. As of the date of this registration statement on Form 10-SB, the Registrant has not received a letter or any response to these requests.

(a)(2) Engagement of New Independent Accountant.
On May 6, 2004, the Registrant's board of directors approved the engagement of Michael F. Cronin, CPA, 687 Lee Road, Suite 210, Rochester, New York, as its independent accountant to audit the Registrant's financial statements for its fiscal years ended September 30, 2003 and June 30, 2004.

(a)(3) The Registrant, by its new independent accountant, has telephonically contacted PricewaterhouseCoopers LLP, its former accountant, for the purpose of providing the former accountant with a copy of the Registrant's disclosure contained in this item prior to the filing this registration statement and to request that the former accountant furnish a letter addressed to the Commission stating whether it agrees with the statements made by the Company and, if not, the respect in which it does not agree. The former accountant has not responded and the Registrant has not been able to obtain such letter. In the event that Registrant or its new accountant receive a letter from the former accountant, the Registrant will file an amendment to this registration statement.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES Back to Table of Contents

The following information is given with regard to unregistered securities sold by the Company during the past three years, including the dates and amounts of securities sold; the persons or class of persons to whom we sold the securities; the consideration received in connection with such sales and if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received.

Date	Title	Shares Sold	Persons	Cash or Non Cash Consideration
03/30/2004	Common Stock	5,000,000 shares	Ivo Heiden	For cash consideration of $2,500 or $0.0005 per share
03/30/2004	Common Stock	5,000,000 shares	Richard Rubin	For cash consideration of $2,500 or $0.0005 per share
03/30/2004	Common Stock	5,000,000 shares	Thomas J. Craft, Jr.	For cash consideration of $2,500 or $0.0005 per share

The Company believes that the issuances and sale of the restricted shares were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The recipients in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS Back to Table of Contents

Chapter 607.0850 of the Florida Statutes provides that the Company may indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any amounts if it is later determined that the person was not entitled to be indemnified by the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

ITEM 1. FINANCIAL STATEMENTS Back to Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Peregrine Industries, Inc.

I have audited the accompanying balance sheet of Peregrine Industries, Inc. as of June 30, 2004 and September 30, 2003 and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards established by the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peregrine Industries, Inc. as of June 30, 2004 and September 30, 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America..

The Company adopted "fresh-start" accounting as of September 5, 2002. The impact of this is more fully described in note 1 of the financial statements.

Michael F. Cronin, CPA

Rochester. New York

July 22, 2004

Peregrine Industries, Inc.
(As Successor Company)
Balance Sheets

	June 30, 2004	September 30, 2003
ASSETS
Current assets:
Cash	$0	$0
Advances to related parties	566	0
Total current assets	566	0

Assets from discontinued operations held for sale:
Inventory	0	0
Equipment	0	0
Patents, trademarks and other	0	0
	0	0

Total Assets	$566	$0

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accountants payable-trade	$523	$0
Reserve for estimated cost during the period of liquidation	0	0
Total current liabilities	523	0

Stockholders' equity:
Preferred stock, $.0001 par value; 5,000,000 authorized,
200,000 designated Series A 5% cumulative, convertible,
canceled May 2004, (133,663 shares outstanding in 2003)	0	14
Common stock, $.0001 par value; 100,000,000 shares authorized;
29,270,000 issued and outstanding at September and June 2004,
14,270,000 shares issued in 2003	2,927	1,427
Additional paid in capital	4,573	(1,441)
Accumulated deficit	(7,457)	(0)
Total equity	43	(0)
Total Liabilities and Equity	$566	$(0)

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Peregrine Industries, Inc.
(As Successor Company)
Statements of Operations

	Successor Company
	Fiscal Year		Fiscal Year
	Ended		Ended
	06/30/2004		9/30/2003
Revenue	$0	$	$0
Costs and Expenses:
General and administrative	7,456		0
Depreciation and amortization	0		0
Impairment charge	0		0
Other	0		0
Interest	0		0
Total costs and expenses	7,456		0

Loss from continuing before income taxes
and discontinued operations	(7,456)		0
Income taxes	0		0
Loss from continuing operations before discontinued operations	(7,456)		0

Discontinued operations:
Loss from discontinued operations (net of taxes)	0		0
Estimated loss on disposal of assets used
in discontinued operations	0		0

Net loss	$(7,456)	$	$0

Per shares amounts:			0
Basic and diluted from continuing operations	$(0.00)	$	$0.00
Basic and diluted net loss	$(0.00)	$	$0.00

Weighted average shares outstanding (basic and diluted)	29,270,000		14,270,000

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Peregrine Industries, Inc.
(As Successor Company)
Statements of Changes in Stockholders' Equity

	Preferred		Common
				Common	Additional
				Stock	Paid-In	Accumulated
	Shares	Par Value	Shares	Amount	Capital	Deficit
Balance at September 30, 2002	133,363	$14	14,270,000	$1,427	$(1,442)	$0
Net loss						0
Balance at September 30, 2003	133,363	14	14,270,000	$1,427	(1,442)	0
Stock issued for cash			15,000,000	1,500	6,000
Cancellation of Preferred Stock	(133,363)	(14)			14
Net loss						(7,456)
Balance at June 30, 2004	0	$0	29,270,000	$2,927	$4,572	$(7,456)

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Peregrine Industries, Inc.
(As Successor Company)
Statements of Cash Flows

	Successor Company
	Fiscal Year	Fiscal Year
	Ended	Ended
	06/30/2004	09/30/2003
Cash flows from operating activities:
Net loss	$(7,456)	$0
Adjustments required to reconcile net loss
to cash used in operating activities:
Increase (decrease) in accounts payable and accrued expenses	523	0
Cash flows used by operating activities	(6,933)	0

Cash flows from investing activities:
Purchase of equipment	0	0
Cash used in investing activities	0	0

Cash flows from financing activities:
Proceeds from issuance of common stock	7,500	0
Loans to related parties	(7,500)	0
Repayment of related party loans	6,933	0
Cash generated by financing activities	6,933	0

Change in cash		0
Cash - Beginning of period	0	0
Cash - End of period	$0	$0

See Summary of Significant Accounting Policies and Notes to Financial Statements.

PEREGRINE INDUSTRIES, INC.
BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES
June 30, 2004

The Company

Peregrine Industries, Inc. (the "Company") was formed on October 1, 1995 for the purpose of manufacturing residential pool heaters. The Company was formerly located in Deerfield Beach, Florida. Products were primarily sold throughout the United States, Canada, and Brazil. In September 1998, the Company formed a wholly-owned subsidiary, Alcool, Inc., in Montgomery, Alabama, in order to expand its manufacturing capacity and product line. Canadian operations were conducted through a wholly owned subsidiary Thermopompe Peregrine Heat Pump, a Quebec corporation.

Change in Fiscal Year

On April 22, 2004 we elected to change our fiscal year end from September 30 to June 30. Accordingly, the 2004 results of operations, cash flows and statement of stockholders’ equity reflect transactions for the nine month transition period ended June 30, 2004.

Bankruptcy Proceedings

On June 4, 2002, we filed a petition for Relief and Reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Florida (case no. 02-24188). On September 4, 2002, the bankruptcy proceedings were converted to Chapter 7 for liquidation of the Company’s business. As a result of the conversion of the Company's reorganization, to a case under Chapter 7, all of our properties were transferred to a United States Trustee and we terminated all of our business operations. The Bankruptcy Trustee has disposed of all of the assets.

On March 29, 2004, the U.S. Bankruptcy Court confirmed the sale of the Peregrine corporate shell entity. The accounts of the former subsidiaries were not included in the sale and have not been carried forward.

Basis of Presentation:

We adopted "fresh-start" accounting as of September 5, 2002 in accordance with procedures specified by AICPA Statement of Position ("SOP") No. 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code.

Significant Accounting Policies:

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash and Cash Equivalents For financial statement presentation purposes, the Company considers those short-term, highly liquid investments with original maturities of three months or less to be cash or cash equivalents.

Property and Equipment New property and equipment are recorded at cost. Property and equipment included in the bankruptcy proceedings and transferred to the Trustee had been valued at liquidation value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 5 years. Expenditures for renewals and betterments are capitalized. Expenditures for minor items, repairs and maintenance are charged to operations as incurred. Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place.

Valuation of Long-Lived Assets We review the recoverability of our long-lived assets including equipment, goodwill and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Our primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

Stock Based Compensation Stock-based awards to non-employees are accounted for using the fair value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

 In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, effective for fiscal years ending after December 15, 2002. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. The disclosure provisions are required, however, for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees.

We account for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25 and FIN No. 44. As permitted by SFAS No. 123, as amended by SFAS No. 148, we have chosen to continue to account for our employee stock-based compensation plans under APB Opinion No. 25 and provide the expanded disclosures specified in SFAS No. 123, as amended by SFAS No. 148.

We have adopted the disclosure requirements of SFAS No. 148 effective October 1, 2003. The adoption of this standard had no impact on our financial condition or operating results.

Fair Value of Financial Instruments Statements of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2004. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values.

These financial instruments include cash and cash equivalents, accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

Earnings per Common Share Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive equivalent shares outstanding during the period. Dilutive common equivalent shares consist of options to purchase common stock (only if those options are exercisable and at prices below the average share price for the period) and shares issuable upon the conversion of our Preferred Stock. Due to the net losses reported, dilutive common equivalent shares were excluded from the computation of diluted loss per share, as inclusion would be anti-dilutive for the periods presented.

There were no common equivalent shares required to be added to the basic weighted average shares outstanding to arrive at diluted weighted average shares outstanding in 2004. In 2003 133,663 common shares would have been added from the conversion of the Preferred stock.

Income Taxes The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109") which requires recognition of estimated income taxes payable or refundable on income tax returns for the current year and for the estimated future tax effect attributable to temporary differences and carry-forwards. Measurement of deferred income tax is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized.

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." This statement addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities. SFAS No. 146 is applicable to restructuring activities and costs related to terminating a contract that is not a capital lease and one time benefit arrangements received by employees who are involuntarily terminated. SFAS No. 146 supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS No. 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the Company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Previously issued financial statements will not be restated. The provisions of EITF Issue No. 94-3 will continue to apply for exit plans initiated prior to the adoption of SFAS No. 146. As of June 30, 2004, management has not determined the impact of SFAS No. 146 on the Company's financial statements.

In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The Company adopted the provisions of FIN 46 effective February 1, 2003 and such adoption did not have a material impact on its consolidated financial statements since it currently has no variable interest entities. In December 2003, the FASB issued FIN 46R with respect to variable interest entities created before January 31, 2003, which among other things, revised the implementation date to the first fiscal year or interim period ending after March 15, 2004, with the exception of Special Purpose Entities ("SPE"). The consolidation requirements apply to all SPE’s in the first fiscal year or interim period ending after December 15, 2003. The Company adopted the provisions of FIN 46R effective December 29, 2003 and such adoption did not have a material impact on its consolidated financial statements since it currently has no SPE’s.

Peregrine Industries, Inc.

NOTES TO FINANCIAL STATEMENTS
June 30, 2004

1. "Fresh Start" Accounting:

On September 4, 2002 all assets were transferred to the Chapter 7 trustee in settlement of all outstanding corporate obligations. We adopted "fresh-start" accounting as of September 5, 2002 in accordance with procedures specified by AICPA Statement of Position ("SOP") No. 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code."

On March 29, 2004, the U.S. Bankruptcy Court for the Southern District of Florida confirmed the order previously granted on March 15, 2004 for the sale of Peregrine as a shell entity. All results for periods including and subsequent to September 5, 2002 are referred to as those of the "Successor Company".

In accordance with SOP No. 90-7, the reorganized value of the Company was allocated to the Company's assets based on procedures specified by SFAS No. 141, "Business Combinations". Each liability existing at the plan sale date, other than deferred taxes, was stated at the present value of the amounts to be paid at appropriate market rates. It was determined that the Company's reorganization value computed immediately before September 5, 2002 was $0. We adopted "fresh-start" accounting because holders of existing voting shares immediately before filing and confirmation of the sale received less than 50% of the voting shares of the emerging entity and its reorganization value is less than its post-petition liabilities and allowed claims.

2. Income Taxes:

The Company had approximately $808,000 in net operating loss carryovers available to reduce future income taxes. These carryovers were reduced to zero or eliminated through our bankruptcy proceedings. We have adopted SFAS 109 which provides for the recognition of a deferred tax asset based upon the value the loss carry-forwards will have to reduce future income taxes and management's estimate of the probability of the realization of these tax benefits. We have determined it more likely than not that our net operating loss carry-forwards will not be utilized; therefore we have provided for a valuation allowance against the related deferred tax asset. A summary of the deferred tax asset presented on the accompanying balance sheets is as follows:

	June 30, 2004	September 30, 2003
Federal Deferred Tax Asset Relating to Net Operating Losses	$1,050	$0
State Deferred Tax Asset Relating to Net Operating Losses	350	0
Less: Valuation Allowance	(1,400)	0
Total Deferred Tax Asset	$0	$0

3. Commitments:

The Company, prior to its bankruptcy, was a party to numerous lawsuits and claims. As a result of the bankruptcy and the subsequent transfer by the Bankruptcy Trustee of the Company’s corporate shell entity free of all liens, claims and encumbrances pursuant to Section 363(f) of the US Bankruptcy Code, the Company is no longer party to any litigation.

The Company is not a party to any leases and does not have any commitments

4. Stockholders' Equity:

Common Stock

In April, 2004, we increased our authorized shares of common stock to 100,000,000 par value $0.0001. 15 million shares were issued to 3 of our officers in exchange for $7,500 in cash. These shares are restricted as to transferability. All issued shares of common stock are entitled to vote on a 1 share/1 vote basis.

Preferred Stock

The articles of incorporation were amended in September, 1998 to authorize the issuance of 5,000,000 shares of 5% cumulative, convertible preferred stock with a par value of $.0001 per share. At the same time, Series A of such stock was designated, consisting of 200,000 shares. The holders of the Series A preferred stock do not have voting rights and can convert such shares into the Company's common stock on a one to one ratio. The Company may redeem the Series A preferred stock at any time at the stated value of $5 per share plus accrued but unpaid dividends.

On May 12, 2004 and pursuant to authority granted to it by the bankruptcy court, the Board canceled and extinguished all issued and outstanding preferred stock. All related dividends obligations were also extinguished.

Stock Based Compensation

Stock based compensation is accounted for by using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation, ("SFAS 123") which allows companies to either continue to account for stock based compensation to employees under APB 25, or adopt a fair value based method of accounting. The Company has elected to continue to account for stock based compensation to employees under APB 25. APB 25 recognizes compensation expense for options granted to employees only when the market price of the stock exceeds the grant exercise price at the date of the grant. The amount reflected as compensation expense is measured as the difference between the exercise price and the market value at the date of the grant.

There were no employee or non-employee options granted in either fiscal period ended September 30, 2003 or June 30, 2004.

4. Change of Control/Related Parties:

Change of Control

On February 12, 2004, the Trustee for Peregrine and Park Avenue Group, Inc. entered into a contract resulting in a change in control of Peregrine. On March 15, 2004, the Bankruptcy Court granted an order approving the contract and finding that Park Avenue Group is a good faith purchaser within the meaning of 11 USC Section 363(m). On March 29, 2004, the U.S. Bankruptcy Court for the Southern District of Florida confirmed the order previously granted on March 15, 2004.

The confirmed Court order provided that the existing officers and directors were deemed removed from office and also authorized the following: (i) the appointment of new members to the board of directors; (ii) the amendment of the Article of Incorporation to increase the number of authorized shares to 100,000,000 shares; (iii) the issuance of up to 30,000,000 shares of common stock, par value $0.0001 to the new management;(iv) the authority to implement a reverse split of the issued and outstanding shares in a ratio to be determined by the board of directors; (v) the cancellation and extinguishment of all common share conversion rights of any kind, including without limitation, warrants, options, convertible bonds, other convertible debt instruments and convertible preferred stock; and (vi) the cancellation and extinguishment of all preferred shares of every series and accompanying conversion rights of any kind.

On March 30, 2004, the three new officers and directors each subscribed to 5 million restricted shares for a total of $7,500 or $.0005 per share. After the issuance, each officer owns 17.1% of our common stock. Management collectively controls 51.2% of the issued and outstanding shares.

Related Party Transactions

Amounts receivable from related parties are summarized below:

	Balance			Balance
	10/01/2003	Additions	Reductions	06/30/04
Park Avenue Group, Inc.	$0	$7,500	$6,934	$566

Peregrine Industries, Inc.

Unaudited Interim Financial Statements

Peregrine Industries, Inc.
(As Successor Company)
Balance Sheets as of December 31, 2004 (Unaudited) and June 30, 2004

	(Unaudited)
	December 31, 2004	June 30, 2004
ASSETS
Current assets:
Cash	$0	$0
Advances to related parties	566	566
Total current assets	566	566

Assets from discontinued operations held for sale:
Inventory	0	0
Equipment	0	0
Patents, trademarks and other	0	0
	0	0

Total Assets	$566	$566

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accountants payable-trade	$1,423	$523
Total current liabilities	1,423	523

Stockholders' equity:
Common stock, $.0001 par value; 100,000,000 shares authorized;
29,270,000 issued and outstanding at December 31, 2004 and June 30, 2004	2,927	2,927
Additional paid in capital	4,573	4,573
Accumulated deficit	(8,357)	(7,457)
Total equity	(857)	43
Total Liabilities and Equity	$566	$566

See Notes to Unaudited Interim Financial Statements

Peregrine Industries, Inc.
(As Successor Company)
Unaudited Statements of Operations For the Three and Six Months ended December 31, 2004 and 2003

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
Revenue	$0	$0	$0	$0
Costs and Expenses:
General and administrative	450	0	900	0
Total costs and expenses	450	0	900	0

Income taxes	0	0	0	0
Loss from continuing operations before discontinued operations	(450)	0	(900)	0

Net loss	$(450)	$0	$(900)	$0

Per shares amounts:				0
Basic and diluted from continuing operations	$(0.00)	$(0.00)	$(0.00)	$0.00
Basic and diluted net loss	$(0.00)	$(0.00)	$(0.00)	$0.00

Weighted average shares outstanding (basic and diluted)	29,270,000	14,279,000	29,270,000	14,279,000

See Notes to Unaudited Interim Financial Statements

Peregrine Industries, Inc.
(As Successor Company)
Unaudited Statements of Cash Flows for the Six Months ended December 31, 2004 and 2003

	Six Months	Six Months
	Ended	Ended
	December 31, 2004	December 31, 2003
Cash flows from operating activities:
Net loss	$(900)	$0
Adjustments required to reconcile net loss to cash used in operating activities:
Increase (decrease) in accounts payable and accrued expenses	900	0
Cash flows used by operating activities	0	0

Cash flows from investing activities:
Purchase of equipment	0	0
Cash used in investing activities	0	0

Cash flows from financing activities:
Proceeds from issuance of common stock	0	0
Loans to related parties	0	0
Repayment of related party loans	0	0
Cash generated by financing activities	0	0

Change in cash	0	0
Cash - Beginning of period	0	0
Cash - End of period	$0	$0

See Notes to Unaudited Interim Financial Statements

PEREGRINE INDUSTRIES, INC.
Notes to Unaudited Interim Financial Statements
December 31, 2004 (Unaudited)

1. Basis of Presentation

The Financial Statements presented herein have been prepared by us in accordance with the accounting policies described in our June 30, 2004 audited financial statements. and should be read in conjunction with the notes to financial statements which appear as part of those financial statements.

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on going basis, we evaluate our estimates, including those related to intangible assets, income taxes, insurance obligations and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other resources. Actual results may differ from these estimates under different assumptions or conditions.

In the opinion of management, the information furnished in these interim financial statements reflects all adjustments necessary for a fair statement of the financial position and results of operations and cash flows as of and for the three- and six-month periods ended December 31, 2004 and 2003. All such adjustments are of a normal recurring nature. The Financial Statements have been prepared in accordance with the instructions to Form 10-QSB and therefore do not include some information and notes necessary to conform with annual reporting requirements.

2. Earnings/Loss Per Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Diluted earnings per share assumes that any dilutive convertible securities outstanding were converted, with related preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds the exercise price, less shares which could have been purchased by us with the related proceeds. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive.

There were no common equivalent shares required to be added back to the basic weighted average shares outstanding in order to compute the diluted weighted average shares outstanding.

PART III

ITEM 1. INDEX TO EXHIBITS Back to Table of Contents

Exhibit No.	Description
2	Order Confirming Sale of Public Shell Entity to Park Avenue Group, Inc., filed with Registrant's Form 10-SB-12g on December 16, 2004.
2(i)	Bankruptcy Court Order dated March 15, 2004, filed with the Registrant's Form 10-SB/12/a on April 8, 2005.
2(ii)	Contract for Sale and Purchase of Peregrine Industries, Inc. dated February 12, 2004, filed herewith.
3(i)	Articles of Incorporation, as amended, filed with Registrant's Form 10-SB-12g on December 16, 2004.
3(ii)	Bylaws, as amended, filed with Registrant's Form 10-SB-12g on December 16, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2005

Peregrine Industries, Inc.
By: Richard Rubin, CEO and Chairman
/s/ Richard Rubin

Peregrine Industries, Inc.
By: Ivo Heiden, CFO and Director
/s/ Ivo Heiden